UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2012

Guadalajara, Jalisco, Mexico, April 23, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today reported its results for the first quarter ended March 31, 2012. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are presented in nominal pesos.

Adoption of International Financial Reporting Standards (IFRS):
The financial information presented in this report includes the Company’s first interim financial statements that are prepared and reported in accordance with IFRS guidelines. Until December 31, 2011, the Company’s financial information was prepared in accordance with Mexican Financial Reporting Standards (“MEX NIF”). Consolidated financial statements as of March 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IAS”) No. 34 “Interim Financial Reporting”.  Figures as of March 31, 2011 that were reported in 1Q11, were adjusted according to IFRS transition rules, therefore these figures are comparable with 1Q12 figures. (The effects of adopting IFRS are described in Exhibit “E” of this report).

Summary of First Quarter 2012 vs. First Quarter 2011:

•
Total revenues in 1Q12 increased 0.3% (Ps. 3.4 million) (the sum of aeronautical and non-aeronautical revenues increased 12.3%, or Ps. 119.3 million), which is higher than the guidance issued by the Company in January 2012. Aeronautical revenues increased 10.2% (Ps. 78.8 million) and non-aeronautical revenues rose 20.7% (Ps. 40.5 million) (non-aeronautical revenues include revenues from checked baggage inspection systems). These increases were offset by a decline in improvements to concession assets (IFRIC 12) of Ps. 115.9 million.

•
In 1Q12, cost of services increased 16.3% (Ps. 37.7 million), mainly as a result of a Ps. 37.3 million increase in the cost of electricity, security (including costs for services related to the checked baggage inspection systems), insurance, personnel and other operating costs.

•	In 1Q12, government concession taxes increased 12.1% (Ps. 5.8 million). The technical assistance fee increased 20.5% (Ps. 6.4 million).

•	Operating income increased 9.6% (Ps. 46.2 million).

•
EBITDA increased 11.0% (Ps. 71.9 million), from Ps. 652.7 million in 1Q11 to Ps. 724.6 million in 1Q12.  EBITDA margin increased from 52.5% in 1Q11 to 58.1% in 1Q12 (excluding the effects of IFRIC 12, the EBITDA margin declined slightly from 67.5% in 1Q11 to 66.7% in 1Q12, although higher than the guidance issued by the Company in January 2012).

•	Net income and comprehensive income declined 1.8% (Ps. 7.7 million).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Finanacial Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3690
Tel: 01152 (333) 8801100
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter.        http://twitter.com/aeropuertosGAP

Operating Results

During the first quarter of 2012, total terminal passengers increased by 283.6 thousand passengers, representing a 5.6% increase as compared to the same period in 2011. Domestic passenger traffic increased 5.1% (154.5 thousand additional passengers), while international passenger traffic increased 6.3% (129.2 thousand additional passengers).

Domestic passenger traffic in 1Q12 compared to 1Q11 increased by 154.5 thousand passengers, primarily as a result of passenger increases at the airports of Guadalajara (50.7 thousand additional passengers), Hermosillo (39.7 thousand additional passengers), Los Cabos (30.8 thousand additional passengers), Tijuana (23.8 thousand additional passengers), Guanajuato (16.0 thousand additional passengers), Puerto Vallarta (11.2 thousand additional passengers), Aguascalientes (2.7 thousand additional passengers), La Paz (1.9 thousand additional passengers) and Mexicali (1.5 thousand additional passengers). These increases were partially offset by passenger declines at the airports of Los Mochis (14.1 thousand fewer passengers), Morelia (5.0 thousand fewer passengers) and Manzanillo (4.7 thousand fewer passengers).

The increase in domestic passenger traffic at the Guadalajara airport during 1Q12 was primarily attributable to an increase in the number of frequencies by Volaris, Grupo Aeroméxico and Interjet to Mexico City, by Grupo Aeroméxico to Tijuana, by Interjet to Los Cabos, by VivaAerobus to Ciudad Juarez and by Aeroméxico Connect to Hermosillo, as well as the opening of routes to Villahermosa and Tuxtla Gutierrez by VivaAerobus.

At the Hermosillo airport, the increase in 1Q12 was primarily attributable to the higher number of frequencies to Mexico City by Volaris and Interjet and to Mexicali, Monterrey and Guadalajara by Aeroméxico Connect.

At the Los Cabos airport, the number of passengers increased in 1Q12 as a result of the increase in frequencies to Mexico City by Interjet and Volaris, to Guadalajara by Interjet and to Tijuana by Volaris, and the opening of a route to Guadalajara by Interjet.

At the Tijuana airport, the increase in 1Q12 was primarily due to the higher number of frequencies to Mexico City by Volaris and Aeroméxico and to Culiacan, Puebla, Oaxaca, Puerto Vallarta, Guanajuato, Los Cabos and La Paz by Volaris.

On the other hand, during 1Q12, the Los Mochis airport experienced a decrease in domestic passenger traffic, mainly due to the suspension of operations to Mexico City (closed station) by Interjet as well as the suspension of operations to Monterrey and Tijuana (closed station) by VivaAerobus.

At the Morelia airport, the decrease in 1Q12 was primarily attributable to the decline in the number of frequencies to Mexico City and Tijuana by Grupo Aeroméxico and the suspension of operations to Monterrey by VivaAerobus.

First Quarter 2012 Report	Page 2 of 23

International passenger traffic experienced a net increase of 129.2 thousand additional passengers in 1Q12 compared to 1Q11. This increase was primarily due to 87.4 thousand additional passengers at the Guadalajara airport, 31.7 thousand additional passengers at the Los Cabos airport, 20.1 thousand additional passengers at the Morelia airport, 10.0 thousand additional passengers at the Aguascalientes airport, 8.5 thousand additional passengers at the Guanajuato airport, 3.9 thousand additional passengers at the Manzanillo airport, 2.6 thousand additional passengers at the Hermosillo airport and 0.2 thousand additional passengers at the Mexicali airport. These increases were partially offset by decreases at the airports of Puerto Vallarta (33.3 thousand fewer passengers), Tijuana (1.0 thousand fewer passengers), La Paz (1.0 thousand fewer passengers) and Los Mochis (0.2 thousand fewer passengers).

The 17.2% (87.4 thousand additional passengers) increase at the Guadalajara airport during 1Q12 as compared to 1Q11 was mainly due to the opening of routes by Volaris to Chicago, Fresno, Las Vegas and San Diego; by Aeroméxico to Fresno and Sacramento; and by Continental to Los Angeles and San Francisco. Aeroméxico also re-initiated operations to Ontario. Continental also increased its load factors to Houston, mainly due to changes in airplanes used on that route. Additionally, the number of frequencies to Phoenix by US Airways, San Antonio by Aeroméxico and to Panamá by Copa increased. Alaska Airlines also increased its number of frequencies to Los Angeles, Sacramento and San Jose, California.

The Los Cabos airport experienced an increase of 5.3% (31.7 thousand additional passengers) in 1Q12 compared to 1Q11 due to the opening of a route to San Francisco by Virgin America; to Edmonton by Air Transat; and to Montreal and Saskatoon by Sunwing Airlines. Additionally, United/Continental increased the number of frequencies to Newark; Delta Airlines increased its number of frequencies to Minneapolis and Salt Lake City; Alaska Airlines increased frequencies to Los Angeles and San Diego; and Sunwing Airlines increased frequencies to Vancouver.

The Morelia airport experienced an increase primarily due to the opening of a route to Dallas by American Airlines and to Chicago by Volaris. The increase at the Aguascalientes airport was mainly due to the opening of the route by Volaris to Los Angeles.

On the other hand, the Puerto Vallarta airport experienced a 4.4% decrease in international passenger traffic (33.3 thousand fewer passengers) in 1Q12 compared to 1Q11, mainly due to the temporary suspension of operations by US Airways to Charlotte and by Frontier Airlines to St. Louis, as well as the decline in the number of frequencies to Portland and Seattle by Alaska Airlines, to Chicago by United, to Denver by Frontier Airlines and United; as well as to Salt Lake City by Delta.

Additionally, Continental, US Airways and American Airlines decreased the number of frequencies to their hubs in Houston, Phoenix and Dallas, respectively, due to lower demand and changes in passenger profiles in recent years, causing declines in margins for these airlines.

First Quarter 2012 Report	Page 3 of 23

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

First Quarter 2012 Report	Page 4 of 23

Total Terminal Passengers (in thousands):

First Quarter 2012 Consolidated Results

Total Revenues for 1Q12 increased 0.3%, or Ps. 3.4 million, from Ps. 1,243.0 million in 1Q11 to Ps. 1,246.4 million in 1Q12. The sum of aeronautical and non-aeronautical revenues increased 12.3%, or Ps. 119.3 million, from Ps. 966.4 million in 1Q11 to Ps. 1,085.7 million in 1Q12. This increase was partially offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 115.9 million, or 41.9%, from Ps. 276.7 million in 1Q11 to Ps. 160.8 million in 1Q12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to our 2010-2014 Master Development Programs. Revenues from improvements to concession assets are recognized in accordance with the International Financial Reporting Interpretation 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each quarter in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on the Company’s results that do have a cash impact.

First Quarter 2012 Report	Page 5 of 23

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased 10.2%, or Ps. 78.8 million, in 1Q12, primarily due to an 11.4% (Ps. 76.8 million) increase in passenger charges that was mainly the result of a 4.4% increase in passenger charges fees that took place in April 2011 as well as a 5.6% increase in total passenger traffic in 1Q12 compared to 1Q11.

- Non-aeronautical services revenues increased 20.7% (Ps. 40.5 million) in 1Q12, compared to 1Q11, primarily due to revenue increases in advertising services (a business line directly operated by the Company since June 2011), car parking fees, “duty free” stores, car rental companies, food and beverage and time share developers, together with revenues for checked baggage inspection services resulted in an increase in non-aeronautical service revenues of Ps. 34.0 million.   The increase in revenues for advertising services, car parking and checked baggage inspection services together accounted for 56.3% of the total increase in non-aeronautical revenues. This increase was the result of the Company offering advertising services directly since June 2011, increases in the rates for car parking and in passenger traffic during 1Q12 as compared to 1Q11 and the rendering of checked baggage inspection services since October 2011.

Total operating costs in 1Q12 declined 5.6%, or Ps. 42.8 million, as compared to 1Q11, mainly due to a decline of Ps. 115.9 million in costs of improvements to concession assets related to the effects of IFRIC 12, offset by an increase in the cost of services, concession asset rights, technical assistance and depreciation and amortization, which together increased Ps. 73.1 million.

➢	Cost of services increased 16.3% (Ps. 37.7 million) compared to 1Q11 due to the following factors:

o
Employee costs increased 5.9% (Ps. 5.7 million) compared to 1Q11, due to increases in employee severance payments related to the severance of carry-on baggage inspection personnel to be integrated into third-party security contracts, as well as to the increase in wages and salaries, compensations and labor provisions.

o	Maintenance costs increased 0.9% (Ps. 0.4 million) compared to 1Q11, mainly due to the installation of electric lines, among other activities.

o
Security and insurance costs increased 30.8% (Ps. 9.5 million) in 1Q12 compared to 1Q11.  The increase in security costs was mainly due to the contracting of:  i) carry-on baggage inspection personnel that previously was contracted directly by the Company, ii) personnel to provide checked baggage inspection services to those airlines that have signed a contract for the services with the Company.

o
Services costs in 1Q12 increased 24.8%, (Ps. 5.4 million) compared to 1Q11, mainly due to a Ps. 4.2 million increase in electric energy consumption resulting from higher electricity rates, new air conditioning equipment that became operational during the second and third quarters of 2011 and operating the baggage screening equipment which began in October 2011.

First Quarter 2012 Report	Page 6 of 23

o
Other operating costs increased 50.0% (Ps. 16.6 million) in 1Q12, mainly due to a Ps. 10.2 million increase in professional fees, related to legal proceedings, a Ps. 3.5 million increase in commissions related to advertising revenues and a Ps. 2.1 million increase in the reserve for doubtful accounts.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 12.1%, (Ps. 5.8 million). The technical assistance fee increased 11.1% (Ps. 3.8 million), mainly due to the higher increase in revenues than the sum of the cost of services plus the nominal value of the concession assets.

➢
Depreciation and amortization expenses increased 14.9%, or Ps. 25.7 million, compared to 1Q11, due to an increase in fixed asset investments and improvements made to concession assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 115.9 million, from Ps. 276.7 million in 1Q11 to Ps. 160.8 million in 1Q12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to our 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvement commitments in our Master Development Programs for each period and do not have a cash impact on the operating results of the Company.

The Company’s operating margin in 1Q12 increased 360 basis points, from 38.6% in 1Q11 to 42.2% in 1Q12, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 declined 120 basis points, from 49.6% in 1Q11 to 48.4% in 1Q12). Operating income increased 9.6%, or Ps. 46.2 million.

EBITDA margin increased 560 basis points from 52.5% in 1Q11 to 58.1% in 1Q12; mainly due to increases in aeronautical and non-aeronautical revenues (EBITDA margin excluding the effects of IFRIC 12 declined 80 basis points, from 67.5% in 1Q11 to 66.7% in 1Q12).  EBITDA increased 11.0%, or Ps. 71.9 million.

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated only with results that have a cash impact.  Therefore, although operating and EBITDA margins vary upon including the effects of IFRIC 12, the nominal results of operating income and EBITDA were not affected.

The finance cost increased Ps. 15.8 million in 1Q12 with respect to 1Q11, from an expense of Ps. 6.3 million in 1Q11 to an expense of Ps. 22.1 million in 1Q12.   This increase was mainly due to an additional Ps. 8.5 million finance expense, derived from the change in the effect of exchange rates that went from an exchange rate loss of Ps. 15.0 million in 1Q11 to a loss of Ps. 23.5 million in 1Q12. This resulted from the fact that, during 1Q11 the peso experienced a 3% appreciation versus the U.S. dollar while in 1Q12, the peso appreciated 9%.  Furthermore, during 1Q12, the Company’s interest capitalization for investments associated with the Master Development Programs was lower than the interest capitalization in 1Q11, due to the fact that during 2011 the Company invested a greater amount than during 2012.

First Quarter 2012 Report	Page 7 of 23

Net income and comprehensive income in 1Q12 declined Ps. 7.7 million, or 1.8%, compared to 1Q11, mainly due to a Ps. 33.0 million increase in income tax expenses partially offset by a Ps. 25.3 million increase in earnings before income taxes.

Summary of Consolidated Results for 1Q12 (in thousands of pesos):

1Q11	1Q12	Change
Aeronautical Services	770,829	849,591	10.2%
Non aeronautical services	195,533	236,064	20.7%
Services from improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Total Revenues	**1,243,056**	**1,246,434**	**0.3%**
Cost of services	231,242	268,954	16.3%
Cost of improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Costs Subtotal	**507,937**	**429,733**	**-15.4%**
Operating Income	479,542	525,763	9.6%
EBITDA	652,692	724,643	11.0%
Net income and comprehensive income	432,603	424,929	-1.8%
Net income and comprehensive income per share (pesos)	0.7711	0.7574	-1.8%
Net income and comprehensive income per ADS (US dollars)	0.6019	0.5912	-1.8%
Operating income margin %	38.6%	42.2%	9.3%
Operating income margin % (excluding IFRIC 12)	49.6%	48.4%	-2.4%
EBITDA margin %	52.5%	58.1%	10.7%
EBITDA margin % (excluding IFRIC 12)	67.5%	66.7%	-1.2%
Costs subtotal / Total revenues %	40.9%	34.5%	-15.6%
Cost of services / Total revenues % (excluding IFRIC 12)	23.9%	24.8%	3.5%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.8115 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate on March 30, 2012).

First Quarter 2012 Report	Page 8 of 23

Other Important Data for 1Q12 (in thousands of pesos):

Operating Costs for 1Q12 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first quarter of 2012 were Ps. 849.6 million, resulting from an average of Ps. 148.2 per WLU. Regulated revenues accounted for 68.2% of total revenues and 78.3% of our aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates, and the SCT has confirmed that the Company complied for 2010. The 2011 review is currently underway.

First Quarter 2012 Report	Page 9 of 23

Statement of Financial Position

As of March 31, 2012, the Company had a balance of cash and cash equivalents of Ps. 2,290.5 million, of which Ps. 63.5 million are held in a trust to pay for the installation of the checked baggage inspection systems as well as for payments for construction work at the Tijuana and Los Cabos airports. Additionally, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 310.2 million.

As of March 31, 2012, the Company’s principal assets consisted of the balance of the concession value of Ps. 10,392.5 million, rights to use airport facilities for Ps. 1,313.0 million and improvements to concession assets, fixed assets and leased properties of Ps. 5,333.0 million. These balances represented approximately 41.5%, 5.2% and 21.3%, of total assets, respectively.

The balance of the deferred income taxes asset increased Ps. 171.1 million for 1Q12 as compared to 1Q11.  This increase resulted from recognizing our principal assets (the airport concessions, rights to use airport facilities and improvements to concession assets) using the historic cost model IAS 38, “Intangible Assets”, which eliminates the effects of inflation as of December 31, 2007. As a result, the Company’s book values are less than the taxable values which are updated, resulting in an increase in the deferred income taxes asset.

CAPEX

During the first three months of 2012, the Company invested Ps. 337.7 million in capital expenditures, that mainly correspond to investments made during 2012 and investments made in 2011 with payments pending, in accordance with IAS 7 “Statement of Cash Flow”.

Recent Events

-
On March 29, 2012, Grupo México, S.A.B. de C.V (“Grupo México”) announced to its shareholders, via a press release, that it filed a request before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) to withdraw the hostile takeover bid by tender offer (oferta pública de adquisición forzosa or “OPA”) for the Company’s shares. This press release confirms the information published by GAP in the press release of March 2, 2012 in which we confirmed the suspension ordering the CNBV not to issue a decision of any kind with respect to the OPA until a final judgment is issued with respect to the protection proceeding we commenced.

-
On April 19, 2012, pursuant to the applicable regulations in the jurisdictions where our shares are listed, and in accordance with our by-laws, our Board of Directors appointed Mr. Enrique Castillo Sánchez-Mejorada and Mr. Ángel Losada Moreno, as members of the Audit Committee (which also serves as our Corporate Practices Committee), together with Mr. Carlos Cárdenas Guzmán (who was appointed as Chairman of the Audit Committee on April 16, 2012 at our Shareholders’ Meeting).

First Quarter 2012 Report	Page 10 of 23

Changes to Accounting Policies

Beginning on January 1, 2012, the Company will report quarterly and full year financial information in accordance with IFRS. The main differences between IFRS and MEX NIF, and their effects on the financial statements are described in Exhibit “E” of this report.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

First Quarter 2012 Report	Page 11 of 23

Exhibit A: Operating Results by Airport (in thousands of pesos):

First Quarter 2012 Report	Page 12 of 23

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

First Quarter 2012 Report	Page 13 of 23

Exhibit B: Consolidated Statement of Financial Position as of March 31 (in thousands of pesos):

First Quarter 2012 Report	Page 14 of 23

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

First Quarter 2012 Report	Page 15 of 23

Exhibit D: Consolidated Statement of Comprehensive Income for the periods indicated (in thousands of pesos):

1Q11	1Q12	Change
Revenues			
Aeronautical services	770,829	849,591	10.2%
Non aeronautical services	195,533	236,064	20.7%
Improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Total revenues	**1,243,056**	**1,246,434**	**0.3%**
Operating costs			
Cost of services	231,242	268,954	16.3%
Technical assistance fee	34,335	38,132	11.1%
Government concession taxes	48,093	53,926	12.1%
Depreciation and amortization	173,150	198,880	14.9%
Cost of improvements to concession assets (IFRIC 12)	276,695	160,779	-41.9%
Total operating costs	**763,514**	**720,671**	**-5.6%**
Operating income	**479,542**	**525,763**	**9.6%**
Finance cost	-6,345	-22,143	249.0%
Other income	5,201	62	-98.8%
Earnings before income taxes	**478,398**	**503,682**	**5.3%**
Income taxes	-45,795	-78,754	72.0%
Net Income and comprehensive income	**432,603**	**424,929**	**-1.8%**

First Quarter 2012 Report	Page 16 of 23

Exhibit E: International Financial Reporting Standards Adoption (in thousands of pesos):

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission or the “CNBV”) issued a statement whereby it set forth the requirement for listed companies that report their financial information to investors, to prepare and report financial information based on International Financial Reporting Standards ("IFRS"), which are issued by the International Accounting Standards Board ("IASB", for its acronym in English).

The consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be the first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, First-Time Adoption of International Financial Reporting Standards. Pursuant to IFRS 1, we will apply the relevant mandatory exceptions and certain optional exemptions to the retrospectively application of IFRS.

This report presents information related to the transition Statement of Financial Position as of January 1, 2011, and figures as of December 31, 2011 prepared in accordance with IFRS, which were determined based on the figures reported under MEX NIF and adjusted according to IFRS rules at the date of transition.

MEX NIF Amounts January 1, 2011	Transition effects	IFRS Amounts January 1, 2011	MEX NIF Amounts December 31, 2011	Transition effects	IFRS Amounts December 31, 2011
Assets						
Current assets						
Cash and cash equivalents	2,348,807	-	2,348,807	2,115,508	-	2,115,508
Financial investments	233,915	-	233,915	278,349	-	278,349
Trade account receivables – net	296,146	-	296,146	294,503	-	294,503
Other accounts receivable	144,231	- 266	143,965	177,679	- 469	177,210
Total current assets	**3,023,099**	**- 266**	**3,022,833**	**2,866,039**	**- 469**	**2,865,570**
Long-term cash and cash equivalents	-	-	-	19,502	-	19,502
Advance payments to suppliers	113,099	-	113,099	114,712	-	114,712
Machinery, equipment and improvements on leased buildings – net	447,166	-	447,166	836,339	-	836,339
Improvements to concession assets - net	4,034,940	- 188,479	3,846,461	4,633,604	- 195,952	4,437,652
Airport concessions - net	16,325,463	- 5,577,886	10,747,577	15,893,953	- 5,430,454	10,463,499
Rights to use airport facilities - net	2,102,111	- 718,224	1,383,887	2,015,986	- 688,797	1,327,189
Other acquired rights	799,180	- 167,299	631,881	778,100	- 162,919	615,181
Deferred income taxes	1,933,304	1,875,155	3,808,459	2,152,842	1,821,676	3,974,518
Other non-current assets	110,920	- 20,553	90,367	80,768	- 15,255	65,513
Total assets	**28,889,282**	**- 4,797,552**	**24,091,730**	**29,391,845**	**- 4,672,170**	**24,719,675**
Liabilities						
Current liabilities	903,941	-	903,941	1,062,027	-	1,062,027
Long-term liabilities	1,314,436	- 8,860	1,305,576	1,987,082	- 10,627	1,976,455
Total current liabilities	**2,218,377**	**- 8,860**	**2,209,517**	**3,049,109**	**- 10,627**	**3,038,482**
Common stock						
Common stock	24,344,476	- 8,324,653	16,019,823	24,344,476	- 8,324,653	16,019,823
Legal reserve	432,341	- 28,094	404,247	507,349	- 28,094	479,255
Retained earnings	1,503,897	3,564,055	5,067,952	1,490,911	3,691,204	5,182,115
Reserve for share repurchase	1,000,000	-	1,000,000	1,387,302	-	1,387,302
Repurchased shares	- 609,809	-	- 609,809	- 1,387,302	-	- 1,387,302
Total stockholders' equity	**26,670,905**	**- 4,788,692**	**21,882,213**	**26,342,736**	**- 4,661,543**	**21,681,193**
Total liabilities and stockholders' equity	**28,889,282**	**- 4,797,552**	**24,091,730**	**29,391,845**	**- 4,672,170**	**24,719,675**

First Quarter 2012 Report	Page 17 of 23

The following table contains the Consolidated Statement of Comprehensive Income for the three-month period ended March 31, 2011, prepared in accordance with IFRS.  The amounts contained in this table were calculated based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

MEX NIF Amounts March 31, 2011	Transition effects	IFRS Amounts March 31, 2011
Revenues			
Aeronautical services	770,829	-	770,829
Non aeronautical services	195,533	-	195,533
Improvements to concession assets	276,695	-	276,695
Total revenues	**1,243,056**	**-**	**1,243,056**
Operating costs			
Cost of services	231,572	- 330	231,242
Technical assistance fee	34,335	-	34,335
Government concession taxes	48,093	-	48,093
Depreciation and amortization	223,170	- 50,020	173,150
Cost of improvements to concession assets	276,695	-	276,695
Total operating costs	**813,864**	**- 50,350**	**763,514**
Operating income	**429,192**	**50,350**	**479,542**
Finance cost	- 126	- 6,219	- 6,345
Other income	5,696	- 495	5,201
Earnings before income taxes	**434,762**	**43,636**	**478,398**
Income taxes	- 36,124	- 9,671	- 45,795
Net Income and comprehensive income	**398,638**	**33,965**	**432,603**

Based on a conceptual analysis of the differences between MEX NIF and IFRS as applicable to the Company, in conformity with IFRS 1, following are the most significant effects on the Consolidated Position Statement as of January 1, 2011, March 31, 2011 and December 31, 2011, as well as the Consolidated Statement of Comprehensive Income for the three-month period ended March 31, 2011, including the description of the relevant mandatory exceptions and certain optional exemptions to the retroactively application of IFRS.

a.	Mandatory exceptions – The Company applied the relevant mandatory exceptions to the retroactive applications of IFRS as follows:

Calculation of estimates – Estimates at the date of transition are consistent with estimates at the same date under MEX NIF, unless there is evidence of error in these estimates.

First Quarter 2012 Report	Page 18 of 23

The Company estimates that the following mandatory exceptions did not have an effect on the financial statements at the date of transition to the IFRS:

•	De-recognition and transfer of financial assets and liabilities
•	Hedge accounting
•	Non-controlling interests

b.	Optional exemptions – The Company chose the following optional exemptions to the retroactive application of IFRS:

Deemed cost – The deemed cost exemption was applied; therefore, the Company has opted for using the restated amount according to MEX NIF as of the date of transition as deemed cost for machinery, equipment and improvements on leased buildings. The Company recognized improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets at their historical cost. These intangible assets are directly related with the concession, which is also presented as an intangible asset.

Employee benefits – The employee benefits exemption was applied; therefore, all unrecognized actuarial gains (losses) as of the date of transition will be immediately recognized in retained earnings.

Borrowing costs – The borrowing cost exemption was applied; therefore, the transitional provisions contained in International Accounting Standard (IAS) 23, Borrowing Costs was applied, treating the transition date as the effective date of this standard. Therefore, as of that date, the interest expense for qualifying assets is capitalized net of interest income.

c.
Main differences – Below is the summary of the main differences that the Company has identified in its transition from MEX NIF to IFRS as of January 1, 2011, as well as an estimate of their most significant effects with their corresponding deferred income tax.

Embedded derivatives in the lease agreements – Under MEX NIF the Company recognized embedded derivatives generated by lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency that is the Mexican peso. According to IFRS, as the U.S. dollar is commonly used by the industry and within the environment for this type of lease agreement, the Company did not recognize embedded derivatives according to IAS 39, Financial Instruments: Recognition and Measurement.

First Quarter 2012 Report	Page 19 of 23

The effect of this change is:

Intangible assets – In the transition to IFRS, the Company recognized at their historical cost, according to IAS 38, Intangible Assets, improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other intangible assets and therefore eliminated the effects of inflation recognized in accordance with MEX NIF through December 31, 2007.  In addition, based on IAS 23, Borrowing Costs, the Company applied this standard as of the transition date, for which it maintains the Finance cost previously capitalized according to MEX NIF. The effects of these changes were as follows:

Deferred taxes – Derived from changes in the accounting values, the Company recognized the effects of deferred income taxes, based on the tax rate applicable according to their estimated date of reversal. Additionally, under MEX NIF the recoverable tax on assets was presented as a separate line-item, however for IFRS purposes the amount of the recoverable tax on assets was presented within deferred income taxes.

First Quarter 2012 Report	Page 20 of 23

The changes described in the previous paragraph increased the deferred tax asset as shown below, based on the tax rate applicable according to their estimated date of reversal.

Current and deferred PTU – According to MEX NIF, current PTU (Employee Profit Sharing) is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is allocated in the cost of services as part of employee costs in the consolidated statement of comprehensive income.  MEX NIF requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by applying the method of assets and liabilities as of the date of the financial statements.  As deferred PTU is not permitted by IFRS, the amount recognized under MEX NIF was eliminated in the transition to the IFRS.  The effect of this change is:

Employee benefits – In accordance with MEX NIF, the Company recognized in addition to seniority premiums, the termination benefit from severance payments at the end of the work relationship and retirement benefits from severance payments at the end of the work relationship, pursuant to Financial Reporting Standard D3 Employee Benefits. However, under IFRS the liability for termination benefit from severance payments at the end of the work relationship was eliminated as it does not comply with the requirements of IAS 19, Employee Benefits, which requires the existence of a demonstrable obligation (whether contractual or constructive) to terminate the work relationship with the employee, for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date.

First Quarter 2012 Report	Page 21 of 23

The effect of this change is as follows:

Effects of inflation in the financial information – According to the MEX NIF the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007.  However, for IFRS these effects were eliminated as they do not comply with the requirements established by IAS 29, Financial Reporting in Hyperinflationary Economies, which requires, among other factors, that in order to recognize the inflation in the financial information the cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated and through December 31, 2011, the cumulative inflation over a three-year period has not reached or exceeded 100%. The effect of this change is as follows:

First Quarter 2012 Report	Page 22 of 23

Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally wider in scope than those of MEX NIF. This may result in a larger number of disclosures regarding accounting policies, significant judgments and estimates; financial instruments and risk management, among others. In addition, presentation differences exist, for example, IFRS require a statement of comprehensive income that until December 31, 2011, is not required under MEX NIF.

The information contained in this report has been prepared in accordance with the IFRS and interpretations issued and in effect. The standards and interpretations that will be applicable as of December 31, 2012, including those that may be applied optionally, are not known with certainty at the time of this report.

* * *

First Quarter 2012 Report	Page 23 of 23

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 23, 2012